Exhibit 99.1

HeadHunter Group PLC Announces First Quarter 2019 Financial Results

NICOSIA, Cyprus, June 4, 2019 – HeadHunter Group PLC (Nasdaq: HHR) announced today its financial results for the quarter ended March 31, 2019. As used below, references to “we,” “our,” “us” or the “Company” or similar terms shall mean HeadHunter Group PLC.

First Quarter 2019 Financial and Operational Highlights

(in millions of RUB(1) and USD(2))	Three months ended March 31, 2019	Three months ended March 31, 2018	Change(3)	Three months ended March 31, 2019
	RUB	RUB		USD(4)
Revenue	1,678	1,274	31.8%	25.9
Russia Segment Revenue	1,556	1,189	30.8%	24.0
Net Income (Loss)	239	(14)	n/m	3.7
Net Income Margin, %	14.2%	—	n/m
Adjusted EBITDA	774	440	75.7%	12.0
Adjusted EBITDA Margin, %	46.1%	34.6%	11.5 ppts
Adjusted Net Income	373	131	184.7%	5.8
Adjusted Net Income Margin, %	22.2%	10.3%	11.9 ppts

(1)	“RUB” or “~~P~~” denote Russian Ruble.
(2)	“USD” or “$” denote U.S. Dollar.
(3)	Percentage movements throughout the document may differ due to rounding.
(4)	Dollar translations are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of March 31, 2019 (RUB 64.7347 to USD 1).

•

Revenue up 31.8% primarily due to the increase in revenue in our Russia segment. Russia segment revenue up 30.8% mainly driven by the increase in the number of paying customers in Small and Medium Accounts and the increase in average revenue per customer (“ARPC”) in Key Accounts in Moscow and St. Petersburg.

•

Net Income up to ~~P~~239 million from ~~P~~(14) million net loss driven by the increase in revenue and timing of our marketing expenses, offset by the increase in income tax due to the increase in taxable profit.

•	Adjusted EBITDA up 75.7% and Adjusted EBITDA Margin up to 46.1% from 34.6% primarily due to the increase in revenue and timing of our marketing expenses.

•

Adjusted Net Income up 184.7% and Adjusted Net Income Margin up to 22.2% from 10.3% driven by the increase in revenue and timing of our marketing expenses, offset by the increase in income tax due to the increase in taxable profit.

(in millions of RUB and USD)	As of March 31, 2019	As of December 31, 2018	Change	As of March 31, 2019
	RUB	RUB		USD
Net Working Capital	(2,672)	(2,623)	1.9%	(41.3)
Net Debt	3,587	3,577	0.3%	55.4
Net Debt to Adjusted EBITDA(1) Ratio	1.1x	1.3x

(1)	For the purposes of calculation of this ratio as of March 31, 2019, Adjusted EBITDA is calculated on the last twelve months basis.

•

Net Working Capital as of March 31, 2019 remained flat compared to December 31, 2018, as the increase in contract liabilities over the first quarter of 2019 due to an increase in sales was offset by a decrease in contract liabilities from the utilization of prepayments for annual subscriptions received from our customers in the fourth quarter of 2018.

•

Net Debt remained flat as net cash generated from operating activities of ~~P~~375 million was offset by the acquisition of a 25.01% ownership interest in LLC “Skillaz” for ~~P~~232 million and capital expenditures.

•	Net Debt to Adjusted EBITDA Ratio declined from 1.3x to 1.1x due to an increase in Adjusted EBITDA.

“We are pleased with the operational and financial results that the Company has achieved in the first quarter of 2019,” said Mikhail Zhukov, CEO of HeadHunter Group PLC.

“HeadHunter Group’s strategy is to drive growth in Russian regions, as well as in Small and Medium Accounts. To support these priorities, the Company has recently carried out significant organizational capability upgrades. We are happy to see strong customer base expansion in both areas, while at the same time, increasing ARPC across all customer segments.

We continue making significant investments into our brand and into driving new users to our platform, which now holds over 38 million CVs. We are also introducing new solutions, allowing our clients to source candidates outside of our main platform, which gives our clients access to even more relevant candidates and makes recruiting through HeadHunter even more efficient.

The Company is delivering on its ambitious technology road map, with a particular focus on mobile platforms. In the first quarter of 2019, over 77% of our traffic came via mobile devices, and more than half of our traffic came from visitors who only used our mobile platform.

We are happy to kick off our life as a public company with this strong set of quarterly results, and we are excited to explore the opportunity ahead of us to the benefit of our shareholders.”

Operating Segments

For management purposes, we are organized into operating segments based on the geography of our operations. Our operating segments include “Russia,” “Belarus,” “Kazakhstan” and other countries. As each segment, other than Russia, individually comprises less than 10% of our revenue, for reporting purposes, we combine all segments other than Russia into the “Other segments” category.

Seasonality

Revenue

We generally do not experience substantial seasonal fluctuations in demand for our services and our revenue remains relatively stable throughout each quarter. However, as our customers are predominately businesses and use our services mostly on business days, our quarterly revenue is affected by the number of business days in a quarter, with the exception of our services that represent “stand-ready” performance obligations, such as subscriptions to access our CV database, which are satisfied over the period of subscription, including weekends and holidays.

Public holidays in Russia predominantly fall during the first quarter of each year, which results in lower business activity in the quarter. Accordingly, our first quarter revenue is typically slightly lower than in the other quarters. For example, our first quarter revenue in our Russia segment in 2017 and 2018 was 21.1% and 20.9%, respectively, of total Russia segment revenue for the year.

The number of business days in a quarter may also be affected by calendar layout in a specific year; also, the Government of Russia decides on an annual basis how public holidays that occur on weekends will be reallocated to business days throughout the year as a requirement of the Labor Code of Russia. As a result, the number of business days in a quarter may be different in each year, while the total number of business days in the year would remain the same. This affects our revenue in a particular quarter, and year-on-year revenue growth rate for that quarter, if the allocation of business days in the comparable period was different. In addition, when a calendar layout in a specific year provides for several consecutive holidays, or small number of business days between holidays, or holidays adjacent to weekends, HR managers of our customers may take short vacations, further contributing to the decrease in business activities in these periods.

The following table illustrates the number of business days by quarter for the years 2017 to 2019. In 2019, the total number of working days is the same as in 2018, but there is 1 business day more, 2 business days less and 1 business day more in the first quarter, second quarter and third quarter, respectively, and the same number of business days in the fourth quarter:

	Number of business days			As % of total business days per year
	2019	2018	2017	2019	2018	2017
First quarter	57	56	57	23.1%	22.7%	23.1%
Second quarter	59	61	61	23.9%	24.7%	24.7%
Third quarter	66	65	65	26.7%	26.3%	26.3%
Fourth quarter	65	65	64	26.3%	26.3%	25.9%
Total Year	247	247	247	100.0%	100.0%	100.0%

Therefore, in the first quarter of 2019, we saw a positive impact from the additional business days in the quarter as compared to the first quarter of 2018. However, an opposite effect is expected in the second quarter of 2019 as compared to the second quarter of 2018.

Operating costs and expenses (exclusive of depreciation and amortization)

Most of our expenses are not linked directly to our revenue. Our operating costs and expenses (exclusive of depreciation and amortization) consist primarily of personnel and marketing expenses. Personnel and marketing expenses cumulatively accounted for 77.4% and 78.9% of our total operating costs and expenses (exclusive of depreciation and amortization) for the years ended December 31, 2018 and December 31, 2017, respectively.

Marketing expenses are more volatile in terms of allocation to quarters, which is affected by the decisions we make about how we realize our strategy in a particular year, which can differ from year to year. Therefore, total marketing expenses as a percentage of revenue for a particular quarter may not be fully representative of the whole year. Personnel expenses are relatively stable over the year; however, they are also affected by other dynamics, such as our hiring decisions. Costs and expenses, such as share-based compensations or foreign exchange gains or losses, can be significantly concentrated in a particular quarter.

The first quarter segment external expenses in our Russia segment in 2017 and 2018 were 23.0% and 25.5%, respectively, of the total Russia segment external expenses for the year.

Net income and Adjusted EBITDA

Even though our revenue remains relatively stable throughout each quarter, the seasonal revenue fluctuations described above affect our net income. As a result of revenue seasonality, our profitability in the first quarter is usually lower than in other quarters and for the full year because our expenses as percentage of revenue are usually higher in first quarter due to lower revenue. For example, our Adjusted EBITDA Margin was 36.4% for the first quarter of 2018, compared to 46.7% for the full year 2018. Our profitability is also affected by our decisions on timing of expenses, as described above.

Contract liabilities

Our contract liabilities are affected by the annual subscriptions’ renewal cycle in our Key Accounts customer segment. A substantial number of our Key Accounts renew their subscriptions in the first quarter and prepay in the fourth quarter of a previous year, as per our normal payment terms. As a result, we receive substantial prepayments from our customers in the fourth quarter and our contract liabilities usually increase substantially higher during the fourth quarter. For example, our contract liabilities as of March 31, June 30, September 30 and December 31, 2018 were ~~P~~1,607 million, ~~P~~1,548 million, ~~P~~1,553 million and ~~P~~2,073 million, respectively.

Net cash generated from operating activities

Our net cash generated from operating activities is affected by seasonal fluctuations of business activity as explained in “Revenue” and by substantial prepayments from our customers (see “Contract liabilities”), as well as by our decisions in regard to timing of expenses (see “Operating expenses (exclusive of depreciation and amortization)”), and to a lesser extent by payment terms provided to us by our largest suppliers, such as TV advertising agencies and others.

Net working capital

Our net working capital is primarily affected by changes in our contract liabilities as discussed above. As our contract liabilities are usually higher in the fourth quarter, our net working capital is usually the lowest in the fourth quarter. For example, our net working capital of March 31, June 30, September 30 and December 31, 2018 was ~~P~~(2,044) million, ~~P~~(2,048) million, ~~P~~(2,036) million and ~~P~~(2,623) million, respectively.

First Quarter 2019 Results

Our revenue was ~~P~~1,678 million for the three months ended March 31, 2019 compared to ~~P~~1,274 million for the three months ended March 31, 2018. Revenue for the three months ended March 31, 2019 increased by ~~P~~405 million, or 31.8%, compared to the three months ended March 31, 2018, primarily due to the increase in revenue in our Russia segment. Revenue in our Russia segment was ~~P~~1,556 million for the three months ended March 31, 2019 compared to ~~P~~1,189 million for the three months ended March 31, 2018. Revenue in our Russia segment increased by ~~P~~367 million, or 30.8%. This was primarily due to the growth in the number of paying Small and Medium Accounts by 73.8% in the other regions of Russia and by 15.9% in Moscow and St. Petersburg and the increase in ARPC in Key Accounts in Moscow and St. Petersburg by 17.2%, driven by price increases and an increase in the usage of our services by this type of customer.

The following table breaks down revenue by product.

	For the three months ended March 31,
(in thousands of RUB)	2019	2018	Change
Bundled Subscriptions	503,885	421,398	19.6%
CV Database Access	385,647	302,784	27.4%
Job Postings	641,871	435,085	47.5%
Other value-added services	147,034	114,409	28.5%

Total revenue	1,678,437	1,273,676	31.8%

The following table sets forth the revenue broken down by type of customer and region.

	For the three months ended March 31,
(in thousands of RUB)	2019	2018	Change
Key Accounts in Russia
Moscow and St. Petersburg	437,363	364,083	20.1%
Other regions of Russia	133,739	107,761	24.1%

Subtotal	571,102	471,844	21.0%

Small and Medium Accounts in Russia
Moscow and St. Petersburg	567,219	455,813	24.4%
Other regions of Russia	336,770	194,155	73.5%

Subtotal	903,989	649,968	39.1%

Foreign customers of Russia segment	14,108	10,670	32.2%
Other customers in Russia	66,316	56,464	17.4%

Total for “Russia” operating segment	1,555,515	1,188,946	30.8%
Other segments	122,922	84,730	45.1%

Total revenue	1,678,437	1,273,676	31.8%

The following table sets forth the number of paying customers and ARPC, which we calculate by dividing revenue by the number of paying customers for the period, for the periods indicated:

	For the three months ended March 31,
	2019	2018	Change
Number of paying customers
Russia segment
Key Accounts
Moscow and St. Petersburg	4,694	4,581	2.5%
Other regions of Russia	4,444	3,580	24.1%

Key Accounts, total	9,138	8,161	12.0%
Small and Medium Accounts
Moscow and St. Petersburg	58,999	50,904	15.9%
Other regions of Russia	69,120	39,775	73.8%

Small and Medium Accounts, total	128,119	90,679	41.3%
Foreign customers of Russia segment	1,622	856	89.5%

Total for “Russia” operating segment	138,879	99,696	39.3%
Other segments, total	10,918	7,365	48.2%

Total number of paying customers	149,797	107,061	39.9%

ARPC (in RUB)
Russia segment
Key Accounts
Moscow and St. Petersburg	93,175	79,477	17.2%
Other regions of Russia	30,094	30,101	0.0%
Key Accounts, total	62,497	57,817	8.1%
Small and Medium Accounts
Moscow and St. Petersburg	9,614	8,954	7.4%
Other regions of Russia	4,872	4,881	(0.2)%
Small and Medium Accounts, total	7,056	7,168	(1.6)%
Other segments, total	11,259	11,504	(2.1)%

•	Our customer base has continued to expand as penetration of online recruitment in Russian regions outside of Moscow and St. Petersburg and Small and Medium Accounts continues to grow.

•

In Key Accounts in Moscow and St. Petersburg, we increased ARPC by 17.2% in the first quarter of 2019, driven by the increase in prices (e.g., 10% on average for subscriptions and 18% for a single “Standard” type job posting), the increase in usage of job postings by this category of customers and reducing discounts. ARPC in other customer segments was affected by price increases discussed above and the increased usage of services per customer, offset by the accelerated intake of new customers who, as evidenced by historical statistics, initially have a lower ARPC. For example, in Other regions of Russia, in Key Accounts and Small and Medium Accounts, ARPC remained flat; however, the ARPC of customers acquired before January 1, 2018 in these customer segments has increased by 12% and 18%, respectively.

Operating Costs and Expenses (exclusive of depreciation and amortization)

Operating costs and expenses (exclusive of depreciation and amortization) were ~~P~~934 million for the three months ended March 31, 2019 compared to ~~P~~894 million for the three months ended March 31, 2018. Operating costs and expenses (exclusive of depreciation and amortization) increased by ~~P~~39 million, or 4.4%, compared to the three months ended March 31, 2018.

(in thousands of RUB)	For the three months ended March 31,
	2019	2018	Change
Personnel expenses	480,161	425,138	12.9%
Marketing expenses	257,745	286,150	(9.9)%
Other general and administrative expenses:
Subcontractors and other expenses related to provision of services	44,875	44,888	0.0%
Office rent and maintenance	44,335	53,742	(17.5)%
Professional services	80,851	62,187	30.0%
Hosting and other website maintenance	8,712	6,638	31.2%
Other operating expenses	16,861	15,579	8.2%

Operating costs and expenses (exclusive of depreciation and amortization)	933,540	894,322	4.4%

Our operating expenses were flat or decreased as percentage of revenue for the three months ended March 31, 2019 compared to the three months ended March 31, 2018:

	For the three months ended March 31,
	2019	2018	Change
Personnel expenses	28.6%	33.4%	(4.8)%
Marketing expenses	15.4%	22.5%	(7.1)%
Other general and administrative expenses:
Subcontractors and other expenses related to provision of services	2.7%	3.5%	(0.8)%
Office rent and maintenance	2.6%	4.2%	(1.6)%
Professional services	4.8%	4.9%	(0.1)%
Hosting and other website maintenance	0.5%	0.5%	(0.0)%
Other operating expenses	1.0%	1.2%	(0.2)%

Operating costs and expenses (exclusive of depreciation and amortization)	55.6%	70.2%	(14.6)%

Personnel expenses

Personnel expenses increased by ~~P~~55 million, or 12.9%, for the three months ended March 31, 2019 compared to the three months ended March 31, 2018. The main factors that contributed to the increase in personnel expenses are: (i) hiring 107 people during the second, third and fourth quarters of 2018 and the first quarter of 2019 primarily in our development, sales and production teams in our Russia segment; and (ii) the indexation of wages in the first quarter of 2019. These changes were partially offset by the decrease of employee expenses under our management incentive agreement.

Marketing expenses

Marketing expenses decreased by ~~P~~28 million, or 9.9%, for the three months ended March 31, 2019 compared to the three months ended March 31, 2018. The decrease in marketing expenses was primarily due to the decrease in TV marketing expenses as the result of a lower share of the total annual marketing budget allocated to the first quarter this year.

Other general and administrative expenses

Our office rent and maintenance expenses decreased by 17.5% to ~~P~~44 million for the three months ended March 31, 2019 compared to the three months ended March 31, 2018. At January 1, 2019, we initially adopted IFRS 16, the new accounting standard that introduced a single, on-balance sheet accounting model for lessees. As a result, we, as a lessee, have recognized right-of-use assets representing our rights to use the underlying assets and lease liabilities representing our obligation to make lease payments. We have applied IFRS 16 using the modified retrospective approach. Accordingly, the comparative information presented for 2018 has not been restated and is presented, as previously reported, under IAS 17 and related interpretations. We recognized ~~P~~18,455 thousand of depreciation charges and ~~P~~8,777 thousand of interest costs from leases in the first quarter of 2019.

Our professional services increased by 30.0% to ~~P~~81 million for the three months ended March 31, 2019 as a result of increased IPO-related expenses.

Net foreign exchange loss

Net foreign exchange loss was ~~P~~23 million for the three months ended March 31, 2019, an increase of ~~P~~22 million, compared to a ~~P~~1 million loss for the three months ended March 31, 2018. The net foreign exchange loss for the three months ended March 31, 2019 reflects the appreciation of the Russian ruble to U.S. Dollar during the first quarter of 2019, as we decided in 2018 to convert substantial Russian Ruble-denominated cash amount into U.S. Dollar in light of a dividend we were considering to pay at that time, which was not paid.

Depreciation and amortization

Depreciation and amortization were ~~P~~165 million for the three months ended March 31, 2019 compared to ~~P~~144 million for the three months ended March 31, 2018. Depreciation and amortization increased by ~~P~~21 million, or 14.6%, primarily due to a depreciation charge of ~~P~~18 million related to right-of-use assets recognized as of January 1, 2019 under the new standard IFRS 16 “Leases.” (See “Other general and administrative expenses”).

Finance income and costs

Finance income was ~~P~~26 million for the three months ended March 31, 2019 compared to ~~P~~19 million for the three months ended March 31, 2018. Finance income increased by ~~P~~7 million, or 34.6%, due to an increase in available cash balances that were deposited.

Finance costs were ~~P~~168 million for the three months ended March 31, 2019, and they remained flat compared to ~~P~~166 million for the three months ended March 31, 2018.

Income tax expense

Income tax expense was ~~P~~177 million for the three months ended March 31, 2019 compared to ~~P~~102 million for the three months ended March 31, 2018. The increase of ~~P~~75 million was primarily due to the increase of profit before income tax from ~~P~~88 million in the three months ended March 31, 2018 to ~~P~~416 million in the three months ended March 31, 2019.

The decrease in the effective tax rate from 115.4% for the three months ended March 31, 2018 to 42.5% for the three months ended March 31, 2019 was caused mainly by the decrease in the proportion of non-deductible expenses and an unrecognized deferred tax asset relative to the profit before income tax. The increase of the effective tax rate from 33.0% for the year ended December 31, 2018 to 42.5% for the three months ended March 31, 2019 was primarily due to a tax expense associated with our tax restructuring.

Net income (loss)

Net income was ~~P~~239 million for the three months ended March 31, 2019 compared to ~~P~~(14) million net loss for the three months ended March 31, 2018. Net income increased by ~~P~~252 million compared with the three months ended March 31, 2018, primarily due to the reasons described above.

Adjusted EBITDA

Adjusted EBITDA was ~~P~~774 million for the three months ended March 31, 2019 compared to ~~P~~440 million for the three months ended March 31, 2018, and it increased by ~~P~~333 million primarily due to the increase in revenue, offset by the increase in operating expenses (exclusive of depreciation and amortization) and the net foreign exchange loss.

Adjusted Net Income

Adjusted Net Income was ~~P~~373 million for the three months ended March 31, 2019 compared to ~~P~~131 million for the three months ended March 31, 2018. Adjusted Net Income increased by ~~P~~242 million compared with the three months ended March 31, 2018, primarily due to the reasons described above.

Cash Flows

Net cash generated from operating activities

For the three months ended March 31, 2019, net cash generated from operating activities was ~~P~~375 million compared to ~~P~~175 million for the three months ended March 31, 2018. The change between the periods of ~~P~~200 million was primarily driven by an increase in sales, which resulted in an increase in net income (adjusted for non-cash items and items not affecting cash flow from operating activities) and an increase in trade payables (primarily due to increase in payables to employees and suppliers). These changes were partially offset by an increase in income taxes paid due to an increased tax base and a decrease in the movement of contract liabilities in the three months ended March 31, 2019 as compared to three months ended March 31, 2018.

Net cash used in investing activities

For the three months ended March 31, 2019, net cash used in investing activities was ~~P~~290 million compared to ~~P~~52 million for the three months ended March 31, 2018. The change between the periods of ~~P~~238 million was primarily due to the acquisition of a 25.01% ownership interest in LLC “Skillaz.”

Net cash used in financing activities

For the three months ended March 31, 2019, net cash used in financing activities was ~~P~~574 million compared to ~~P~~229 million for the three months ended March 31, 2018. The change between these periods was primarily due to a loan repayment of ~~P~~270 million to the associate of a non-controlling shareholder and an increase in the bank loan repayments from ~~P~~200 million in the three months ended March 31, 2018 to ~~P~~245 million in the three months ended March 31, 2019 in accordance with the repayment schedule.

Capital Expenditures

Our additions to property and equipment and intangible assets in the three months ended March 31, 2019 were ~~P~~85 million, an increase of ~~P~~16 million compared to ~~P~~69 million for the three months ended March 31, 2018, primarily due to ~~P~~34 million in office renovation costs in three months ended March 31, 2019, as we are planning to redesign our offices in Moscow and Yaroslavl in 2019 and have allocated a budget of ~~P~~220 to ~~P~~250 million for this purpose in this year, partially offset by ~~P~~41 million acquisition of Job.ru CV database from Pronto Media Holding LLC in the three months ended March 31, 2018.

Financial Outlook

The following forward-looking statement reflects our expectations as of June 4, 2019:

Based on our recent performance, we currently expect our revenue to grow in the range of 27% to 30% year-over-year and our Adjusted EBITDA Margin to be between 48% and 50% for the year 2019.

This outlook reflects our current view based on the trends that we see at this time and may change in light of market and economic developments in the business sectors and jurisdictions in which we operate.

Dividend

Our Board of Directors has approved dividend of $0.36 per share, representing approximately 75% of our Adjusted Net Income for the year ended December 31, 2018. The dividend record date is June 14, 2019, and we intend to pay the dividend on or before July 19, 2019.

We are in the process of changing the strategic and day-to-day place of management of HeadHunter Group PLC from Cyprus to Russia, which will result in obtaining a Russian tax residency status. As a Russian tax resident, we will be subject to the Russian Tax Code requirements and withhold a tax on dividends at a generally applicable rate of 15%.

A holder of our ADSs may apply for a lower tax rate under a double taxation treaty (“DTT”) in effect, signed between a country of a shareholder and the Russian Federation. In order to apply for a lower tax rate, a shareholder will need to provide us with certain documents confirming ownership of our ADSs, its’ tax residence and other documents. We aim to advise you further in regard to dividend taxation procedures ahead of the payment date. Provisions of a DTT may include limitations on application of DTT benefits, which you shall clarify with your tax advisor.

Conference Call Information

We will host a conference call and webcast to discuss our results at 8:00 a.m. U.S. Eastern Time (3:00 p.m. Moscow time, 1:00 p.m. London time) the same day.

First Quarter 2019 Financial Results Conference Call

Tuesday, June 4th, 2019

8:00 a.m. U.S. Eastern Time (3:00 p.m. Moscow time, 1:00 p.m. London time)

To participate in the conference call, please use the following details:

Standard International:	+44 (0) 2071 928000
UK (local):	+44 (0) 844 571 8892
UK (toll free):	0800 376 7922
USA (local):	+1631 510 7495
USA (toll free):	1866 966 1396
Russian Federation (local):	+7 495 249 9849
Russian Federation (toll free):	810 800 235 75011
Conference ID:	6777247

Webcast:

https://edge.media-server.com/m6/p/hdiq5op3

About HeadHunter Group PLC

HeadHunter is the leading online recruitment platform in Russia and CIS focused on providing comprehensive talent acquisition services, such as access to extensive CV database, job postings (jobs classifieds platform) and a portfolio of value-added services.

USE OF NON-IFRS FINANCIAL MEASURES

To supplement our condensed consolidated interim financial information, which is prepared and presented in accordance with IAS 34 Interim Financial Reporting, we present the following non-IFRS (denotes the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”)) financial measures: Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS. For more information on these non-IFRS financial measures, please see the tables captioned “Reconciliations of non-IFRS financial measures to the nearest comparable IFRS measures,” included following the accompanying financial tables. We define the various non-IFRS financial measures we use as follows:

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Adjusted EBITDA as net income (loss) plus: (1) income tax expense; (2) net interest income or expense; (3) depreciation and amortization; (4) transaction costs related to business combinations; (5) gain on the disposal of subsidiary; (6) expenses related to equity-settled awards and (7) IPO-related costs.

•

Adjusted Net Income as net income (loss) plus: (1) transaction costs related to the acquisition of the outstanding equity interests of Headhunter FSU Limited by HeadHunter Group PLC from Mail.Ru Group Limited (the “Acquisition”); (2) gain on the disposal of subsidiary; (3) transaction costs related to the disposal of subsidiary; (4) amortization of intangible assets recognized upon the Acquisition; (5) the tax effect of the adjustment described in (4) and (6) (gain)/loss related to the remeasurement and expiration of a tax indemnification asset.

•	Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue.

•	Adjusted Net Income Margin as Adjusted Net Income divided by revenue.

Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin are used by our management to monitor the underlying performance of the business and its operations. Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin as reported by us to Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin as reported by other companies. Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin are unaudited and have not been prepared in accordance with IFRS or any other generally accepted accounting principles.

Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin are not measurements of performance under IFRS or any other generally accepted accounting principles, and you should not consider Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin or Adjusted Net Income Margin as alternatives to net income, operating profit or other financial measures determined in accordance with IFRS or other generally accepted accounting principles. Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin have limitations as analytical tools, and you should not consider them in isolation. Some of these limitations are:

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Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments,

•	Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin do not reflect changes in, or cash requirements for, our working capital needs, and

•

the fact that other companies in our industry may calculate Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin differently than we do, which limits their usefulness as comparative measures.

The tables at the end of this release provide detailed reconciliations of each non-IFRS financial measure we use to the most directly comparable IFRS financial measure.

A reconciliation of our Adjusted EBITDA Margin guidance to the most directly comparable IFRS financial measure cannot be provided without unreasonable efforts and is not provided herein because of the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations, including depreciation and amortization, expenses related to equity-settled awards and the other adjustments reflected in our reconciliation of historical non-IFRS financial measures, the amounts of which, could be material.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our expected financial performance and operational performance for the fiscal year ending December 31, 2019, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, significant competition in our markets, our ability to maintain and enhance our brand, our ability to improve our user experience and product offerings, our ability to respond to industry developments, our reliance on Russian Internet infrastructure, macroeconomic and global geopolitical developments affecting the Russian economy or our business, changes in the political, legal and/or regulatory environment, privacy and data protection concerns and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the caption “Risk Factors” in our final prospectus pursuant to Rule 424B filed with the SEC on May 9, 2019 as such factors may be updated from time to time in our other filings with the U.S. Securities and Exchange Commission (“SEC”), which is on file with the SEC and is available on the SEC website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Unaudited Condensed Consolidated Interim Statement of Income (Loss) and Comprehensive Income (Loss)

For the three months ended

(in thousands of RUB and USD, except per share amounts)

	March 31, 2018*	March 31, 2019	March 31, 2019
	RUB	RUB	USD
Revenue	1,273,676	1,678,437	25,928
Operating costs and expenses (exclusive of depreciation and amortization)	(894,322)	(933,540)	(14,421)
Depreciation and amortization	(144,032)	(165,104)	(2,550)

Operating income	235,322	579,793	8,956
Finance income	19,468	26,207	405
Finance costs	(165,866)	(167,830)	(2,593)
Net foreign exchange loss	(674)	(22,641)	(350)

Profit before income tax	88,250	415,529	6,419
Income tax expense	(101,809)	(176,782)	(2,731)

Net (loss)/income for the period	(13,559)	238,747	3,688
Attributable to:
Owners of the Company	(25,115)	209,391	3,235
Non-controlling interest	11,556	29,356	453
Comprehensive income/(loss)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences	9,292	(23,925)	(370)

Total comprehensive (loss)/income, net of tax	(4,267)	214,822	3,318

Attributable to:
Owners of the Company	(16,256)	186,770	2,885
Non-controlling interest	11,989	28,052	433
(Loss)/earnings per share
Basic and diluted (in Russian Roubles per share)	(0.50)	4.19	0.06

*	The Group has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under the approach, comparative information is not restated.

Unaudited Condensed Consolidated Interim Statement of Financial Position

As at

(in thousands of RUB and USD)	December 31, 2018 *	March 31, 2019	March 31, 2019
	RUB	RUB	USD
Non-current assets
Goodwill	6,989,255	6,968,858	107,653
Intangible assets	3,154,605	3,056,811	47,221
Property and equipment	133,810	168,969	2,610
Right-of-use assets	—	332,140	5,131
Deferred tax assets	92,094	112,814	1,743
Other non-current assets	3,304	237,452	3,668

Total non-current assets	10,373,068	10,877,044	168,025
Current assets
Trade and other receivables	40,718	53,337	824
Prepaid expenses and other current assets	64,386	116,118	1,794
Cash and cash equivalents	2,861,110	2,339,012	36,132

Total current assets	2,966,214	2,508,467	38,750

Total assets	13,339,282	13,385,511	206,775

Equity
Share capital	8,547	8,547	132
Share premium	1,729,400	1,734,643	26,796
Foreign currency translation reserve	(66,957)	(89,578)	(1,384)
Retained earnings	1,302,981	1,512,372	23,363

Total equity attributable to owners of the Company	2,973,971	3,165,984	48,907
Non-controlling interest	29,449	9,138	141

Total equity	3,003,420	3,175,122	49,048

Non-current liabilities
Loans and borrowings	5,203,692	4,937,807	76,278
Lease liabilities	—	279,360	4,315
Deferred tax liabilities	1,070,240	1,023,091	15,804
Trade and other payables	13,967	7,487	116

Total non-current liabilities	6,287,899	6,247,745	96,513
Current liabilities
Contract liabilities	2,072,640	2,107,348	32,554
Trade and other payables	655,877	734,119	11,340
Loans and borrowings (current portion)	1,233,924	987,798	15,259
Lease liabilities (current portion)	—	58,242	900
Income tax payable	85,522	75,137	1,161

Total current liabilities	4,047,963	3,962,644	61,214

Total liabilities	10,335,862	10,210,389	157,727

Total equity and liabilities	13,339,282	13,385,511	206,775

*	The Group has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under the approach, comparative information is not restated.

Unaudited Condensed Consolidated Interim Statement of Cash Flows

For the three months ended

	March 31, 2018*	March 31, 2019	March 31, 2019
(in thousands of RUB and USD)	RUB	RUB	USD
OPERATING ACTIVITIES:
Net income/(loss) for the period	(13,559)	238,747	3,688
Adjusted for non-cash items and items not affecting cash flow from operating activities:
Depreciation and amortization	144,032	165,104	2,550
Net finance costs	146,398	141,623	2,188
Net foreign exchange loss	674	22,641	350
Other non-cash items	(508)	224	3
Management incentive agreement	26,552	8,975	139
Income tax expense	101,809	176,782	2,731
Change in trade receivables and other operating assets	(86,155)	(64,415)	(995)
Change in contract liabilities	134,341	40,090	619
Change in trade and other payables	10,550	63,714	984
Income tax paid	(127,473)	(253,881)	(3,922)
Interest paid	(161,484)	(164,839)	(2,546)

Net cash generated from operating activities	175,177	374,765	5,789
INVESTING ACTIVITIES:
Acquisition of equity-accounted investment	—	(232,000)	(3,584)
Acquisition of intangible assets	(57,283)	(31,848)	(492)
Acquisition of property and equipment	(11,518)	(52,708)	(814)
Interest received	16,518	26,081	403

Net cash used in investing activities	(52,283)	(290,475)	(4,487)
FINANCING ACTIVITIES:
Bank and other loans repaid	(200,000)	(515,000)	(7,956)
Payment for lease liabilities	—	(11,391)	(176)
Dividends paid to non-controlling interest	(28,525)	(47,550)	(735)

Net cash used in financing activities	(228,525)	(573,941)	(8,866)

Net decrease in cash and cash equivalents	(105,631)	(489,651)	(7,564)
Cash and cash equivalents, beginning of period	1,416,008	2,861,110	44,197
Cash and cash equivalents included in assets held for sale, beginning of period	10,801	—	—
Effect of exchange rate changes on cash	(1,558)	(32,447)	(501)

Cash and cash equivalents, end of period, including cash balance classified in assets held for sale	1,319,620	2,339,012	36,132
Cash classified in assets held for sale	(13,749)	—	—

Cash and cash equivalents, end of period	1,305,871	2,339,012	36,132

*	The Group has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under the approach, comparative information is not restated.

Reconciliations of non-IFRS financial measures to the nearest comparable IFRS measures

Reconciliation of EBITDA and Adjusted EBITDA to net income (loss), the most directly comparable IFRS financial measure:

(in thousands of RUB)	For the three months ended March 31,		For the year ended December 31,
	2018	2019	2018
Net (loss)/income	(13,559)	238,747	1,032,845
Add the effect of:
Income tax expense	101,809	176,782	509,602
Net interest costs	146,398	141,623	553,724
Depreciation and amortization	144,032	165,104	586,131

EBITDA	378,680	722,256	2,682,302
Add the effect of:
Gain on the disposal of a subsidiary(1)	—	—	(6,131)
Equity-settled awards(2)	19,007	5,243	68,776
IPO-related costs(3)	42,473	46,027	110,043

Adjusted EBITDA	440,160	773,526	2,854,990

(1)	On March 29, 2017, the Company sold its 100% subsidiary, CV Keskus, to a third party and recognized a one-off gain on disposal.
(2)	Represents non-cash expenses related to equity-settled awards issued in accordance with our management incentive agreement.
(3)	In connection with our initial public offering, we incurred expenses related to legal, accounting and other professional fees that are not indicative of our ongoing expenses.

Reconciliation of Adjusted Net Income to net income, the most directly comparable IFRS financial measure:

(in thousands of RUB)	For the three months ended March 31,
	2018	2019
Net (loss)/income	(13,559)	238,747
Add the effect of:
Equity-settled awards	19,007	5,243
IPO-related costs	42,473	46,027
Amortization of intangible assets recognized upon the Acquisition(3)	103,947	103,947
Tax effect on adjustments(4)	(20,789)	(20,789)

Adjusted Net Income	131,079	373,175

(3)

As a result of the Acquisition, we recognized intangible assets: (i) trademark and domain names in the amount of ~~P~~1,634,306 thousand, (ii) non-contractual customer relationships in the amount of ~~P~~2,064,035 thousand and (iii) CV database in the amount of ~~P~~618,601 thousand, which have a useful life of 10 years, 5-10 years and 10 years, respectively.

(4)	Calculated by applying the statutory Russian tax rate of 20% to amortization of the assets recognized upon the Acquisition.

We believe that Net Working Capital is a useful metric to assess our ability to service debt, fund new investment opportunities, distribute dividends to our shareholders and assess our working capital requirements.

Calculation of our Net Working Capital is presented in the table below:

(in thousands of RUB)	As of March 31, 2019	As of December 31, 2018
Trade and other receivables	53,337	40,718
Prepaid expenses and other current assets	116,118	64,386
Contract liabilities	(2,107,348)	(2,072,640)
Trade and other payables	(734,119)	(655,877)

Net Working Capital	(2,672,012)	(2,623,413)

We believe that Net Debt and Net Debt to Adjusted EBITDA Ratio are important measures that indicate our ability to repay outstanding debt.

Calculation of our Net Debt is presented in the table below:

(in thousands of RUB)	As of March 31, 2019	As of December 31, 2018
Loans and borrowings	4,937,807	5,203,692
Loans and borrowings (current portion)	987,798	1,233,924
Cash and cash equivalents	(2,339,012)	(2,861,110)

Net Debt	3,586,593	3,576,506

Calculation of Adjusted EBITDA for the last twelve months as of March 31, 2019:

(in thousands of RUB)
Adjusted EBITDA for the year ended December 31, 2018	2,854,990

Less Adjusted EBITDA for the three months ended March, 2018	(440,160)
Add Adjusted EBITDA for the three months ended March, 2019	773,526

Adjusted EBITDA on the last twelve months basis as of March 31, 2019	3,188,356